Exhibit 99.1

RR Media Ltd.
______________

Notice of Annual General Meeting of Shareholders

December 23, 2015

To the Shareholders of RR Media Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of RR Media  Ltd. will be held on December 23, 2015 at 4:00 p.m. (Israel time), at RR’s executive offices at RR Building, Negev Street, Airport City 7019900, Israel (the telephone number at that address is +972-3-928-0808).

The following matters are on the agenda for the meeting:

(1)	to reelect each of Dr. Shlomo Shamir, Harel Beit-On, Yigal Berman, Alexander Milner, Ron Oren, Tim Richards, David Rivel, Yaron Sheinman and Ayal Shiran to our board of directors;

(2)	to reelect David Assia and Vered Levy-Ron as outside directors for a period of three years;

(3)	to approve the compensation terms of the outside directors who are appointed to the company’s board of directors; and

(4)
to approve and ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for the year ending December 31, 2015 – and until the annual general meeting of shareholders to be held in 2016, and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year; when this proposal is raised, you will also be invited to discuss our 2014 consolidated financial statements.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on November 23, 2015.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 23, 2015, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card. Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1, 2, 3 and 4. In addition, in order to approve proposal No. 2, the affirmative vote of the ordinary shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders or do not have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company’s website at www.rrmedia.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-928-0808) until the date of the meeting.

By Order of the Board of Directors, DR. SHLOMO SHAMIR Chairman of the Board of Directors

Dated: November 18, 2015